MR

09056928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 17 2009
Washington, DC

SEC FILE NUMBER
8- 38407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Hart Kornfield and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 Embassy Drive, Suite 105
(No. and Street)

Lancaster, (City) Pennsylvania (State) 17603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Hart Kornfield, President 717-392-0002 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trout, Ebersole & Groff, LLP
(Name – *if individual, state last, first, middle name*)

1705 Oregon Pike (Address) Lancaster, (City) Pennsylvania (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Hart Kornfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Hart Kornfield and Company, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Anna L. Rodriguez, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires June 25, 2011
Member, Pennsylvania Association of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN HART KORNFIELD & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2008 AND 2007

Kevin Hart Kornfield & Company, Inc.

Financial Statements with Supplementary Information

Years Ended December 31, 2008 and 2007

TABLE of CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Balance Sheets	2
Statements of Income	3
Statements of Cash Flows	4
Statements of Changes in Stockholder's Equity	5
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Independent Auditors' Report on Supplementary Information	10
Computation of Net Capital	11
Computation of Basic Net Capital Requirements	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13 & 14

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

We have audited the accompanying balance sheets of Kevin Hart Kornfield & Company, Inc. as of December 31, 2008 and 2007, and the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 26, 2009
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

Kevin Hart Kornfield & Company, Inc.

BALANCE SHEETS

December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash - Operating Accounts	$ 65,056	$ 54,236
Cash - Investment Accounts	50,045	50,045
Trading Securities and Investments	18,680	24,350
Accounts Receivable	1,500	7,730
Prepaid Corporate Taxes	4,478	-0-
Lease Deposits	-0-	527
Total Current Assets	139,759	136,888
OFFICE EQUIPMENT		
Furniture and Fixtures	62,442	62,442
Less: Accumulated Depreciation	62,442	62,442
Net Office Equipment	-0-	-0-
TOTAL ASSETS	139,759	136,888
LIABILITIES and STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	3,351	4,245
Payroll Taxes Withheld and Accrued	242	242
Lease Security Deposit Liability	-0-	500
TOTAL LIABILITIES	3,593	4,987
STOCKHOLDER'S EQUITY		
Common Stock - $10 Par Value; Authorized 5,000 Shares; Issued and Outstanding 3,703 Shares	37,030	37,030
Retained Earnings	99,136	94,871
TOTAL STOCKHOLDER'S EQUITY	136,166	131,901
TOTAL LIABILITIES and STOCKHOLDER'S EQUITY	$ 139,759	$ 136,888

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of INCOME

Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions and Service Fees	$ 332,004	$ 332,544
Consolidation Fee	-0-	35,000
Interest and Dividends	712	426
Investment Gains and Losses	(6,225)	1,475
Rental Income	11,275	17,450
Total Revenues	**337,766**	**386,895**
OPERATING EXPENSES		
Advertising and Marketing	7,389	11,872
Salaries	136,592	133,324
Payroll Taxes and Benefits	15,058	14,422
Telephone	4,180	4,257
Rent	31,446	33,609
Office Expense	76,345	106,796
Regulatory Fees	2,470	3,071
Dues and Subscriptions	13,129	14,425
Professional Fees	7,227	9,580
Taxes - Other	6,450	5,628
Depreciation	-0-	312
Entertainment	1,938	953
Insurance	29,937	23,258
Total Operating Expenses	**332,161**	**361,507**
Income Before Corporate Tax Provision	**5,605**	**25,388**
CORPORATE TAX PROVISION	**1,340**	**5,735**
NET INCOME	**$ 4,265**	**$ 19,653**

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS from OPERATING ACTIVITIES		
Net Income	$ 4,265	$ 19,653
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	-0-	312
Unrealized Gains and Losses on Trading Investments	6,739	(1,451)
Proceeds of Sales of Trading Securities in Excess of Gains Included in Income	(5,049)	1,970
(Increase) Decrease in:		
Trading Securities and Investments	5,670	(25,092)
Accounts Receivable	6,230	2,929
Prepaid Corporate Taxes	(4,478)	-0-
Lease Deposits	527	-0-
Increase (Decrease) in:		
Payroll Taxes Withheld and Accrued	-0-	(2,927)
Lease Security Deposit	500	-0-
Accrued Expenses	894	(4,865)
Net Cash Provided (Used) by Operating Activities	10,820	(9,471)
CASH and CASH EQUIVALENTS		
Beginning	104,281	113,752
Ending	**$ 115,101**	**$ 104,281**
SUPPLEMENTAL DISCLOSURE of CASH FLOW INFORMATION		
Interest Paid	-0-	-0-
Income Taxes Paid	5,818	6,510

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	2007	2006
STOCKHOLDER'S EQUITY - Beginning of Year	131,901	$ 112,248
NET INCOME for YEAR	4,265	19,653
STOCKHOLDER'S EQUITY - End of Year	$ 136,166	$ 131,901

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.

STATEMENTS of CHANGES in LIABILITIES
SUBORDINATED to CLAIMS of GENERAL CREDITORS
Years Ended December 31, 2008 and 2007

	2008	2007
BALANCE - Beginning of Year	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
BALANCE - End of Year	$ -0-	$ -0-

See notes to financial statements.

NOTE 1 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Corporation conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Corporation was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Paid-In Capital
12/1/98	136	1,360
1/31/99	1,050	10,500

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Corporation considers all short-term investments purchased with an original maturity of three months or less as cash equivalents for the purposes of the statements of cash flows.

Accounts Receivable

The Corporation does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the statement date. Such trades are normally completed during the next business day.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed by an accelerated method over the estimated useful lives of 5 to 7 years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of equipment and improvements are reflected in income.

NOTE 1 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no significant timing differences between the recognition of revenue and expenses for financial and income tax reporting. Therefore, no deferred tax assets or liabilities have been recorded for this purpose.

Advertising

Advertising costs are expensed as incurred. Advertising for the years ended December 31, 2008 and 2007, are $7,389 and $11,872, respectively.

NOTE 2 - NET CAPITAL

The Corporation does not generally carry customers' accounts and, therefore, pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of no less than $50,000. At December 31, 2008 and 2007, the Corporation had net capital of $127,879 and $126,297, respectively, computed according to Rule 15c3-1. This report does not contain a computation for determination of reserves pursuant to SEC Rule 15c3-3 because the Corporation, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; therefore, the Corporation is not fully subject to 15c3-3 due to exemption k2(ii).

NOTE 3 - MARKETABLE SECURITIES and INVESTMENTS

From time to time, the Corporation invests in marketable securities and investments which may consist of either equity or debt securities; or other marketable investments and which have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Securities and other investments that are held for short-term resale are classified as trading investments and are recorded at their fair market values. Realized gains or losses on the sales of trading investments are determined on the basis of specific identification. Realized and unrealized gains and losses on trading investments are included in income. The Corporation held the following trading securities and investments as of December 31, 2008:

Securities and Mutual Fund Interests	12,206
Precious Metals	6,474
	18,680

NOTE 3 - MARKETABLE SECURITIES and INVESTMENTS (Continued)

The Corporation's investment in precious metals at December 31, 2008 and 2007, consisted of 600 oz. silver ingots and 13 oz. gold coins which were valued by management according to the appropriate London price fixing.

The Corporation had the following gains and losses on trading securities and investments during the years ended December 31, 2008 and 2007:

	2008	2007
Realized Gains on Sales of Securities and Mutual Fund Interests	0	199
Realized Gains on Sales of Precious Metals	2,825	0
Realized Losses on Sales of Securities and Mutual Fund Interests	(2,311)	(175)
	514	24
Unrealized Gains (Losses) on Investments in Securities	(894)	0
Unrealized Gains (Losses) on Investments in Precious Metals	(5,845)	1,451
	(6,225)	1475

Securities that are expected to be held to maturity are reported at cost, adjusted for amortization of premiums or discounts, with such amortization recognized in income using the straight line method over the period to maturity. The Corporation did not hold any investments that were expected to be held to maturity at December 31, 2008 or 2007.

NOTE 4 - LEASE AGREEMENTS

The Corporation leases office space from its 100 percent stockholder under a yearly lease agreement. The lease agreement requires monthly rental payments of $2,620 which includes condominium fees and common area maintenance charges. This lease is annually renewable. It became effective during the year ended December 31, 1997, and has been renewed through the year ended December 31, 2008. Total rental expense for the years ended December 31, 2008 and 2007, was $31,446 and $33,609, respectively.

The Corporation subleases two office suites to unrelated tenants. The Corporation received monthly rental income in the amounts of $940 and $1,454 during the years ended December 31, 2008 and 2007 respectively as a result of these leases. The leases are annually renewable. Total rental income received during the years ended December 31, 2008 and 2007, was $11,275 and $17,450, respectively.

NOTE 5 - RETIREMENT PLAN

The Corporation maintains a qualified retirement plan for all of its employees. The Plan provides for contributions in such amounts as the Board of Directors may annually authorize. The amounts charged to payroll taxes and benefits expense which are associated with the retirement plan are $3,733 for 2008 and $3,348 for 2007.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on SUPPLEMENTARY INFORMATION

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

Our report on our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. as of December 31, 2008 and 2007, and for the years then ended appears on page one. These audits were made primarily for the purpose of formulating an opinion on the financial statements taken as a whole. The following data is not considered necessary for a fair presentation of the financial position, results of operations, and cash flows, but is supplementary information required by Rule 179-a of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2009
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

Kevin Hart Kornfield & Company, Inc.

COMPUTATION of NET CAPITAL

December 31, 2008 and 2007

	2008	2007
TOTAL STOCKHOLDER'S EQUITY	$ 136,166	$ 131,901
Less: Non-Allowable Assets	8,287	5,604
NET CAPITAL	$ 127,879	$ 126,297

No differences exist between the net capital amount shown above and that reported on page 12 of the Focus Report, Part 11A, for the years ended December 31, 2008 and 2007.

See auditors' report on supplementary information.

Kevin Hart Kornfield & Company, Inc.

COMPUTATION of BASIC NET CAPITAL REQUIREMENTS

December 31, 2008 and 2007

	2008	2007
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL	127,879	126,297
EXCESS NET CAPITAL	$ 77,879	$ 76,297

See auditors' report on supplementary information.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on INTERNAL CONTROL STRUCTURE REQUIRED by SEC RULE 17a-5

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. for the years ended December 31, 2008 and 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss, from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

Because of the inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Corporation, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Corporation.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. for the years ended December 31, 2008 and 2007, and this report does not affect our report thereon dated February 26, 2009. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

February 26, 2009
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants